UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8F

Application for Deregistration of Certain Registered Investment Companies

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☑	Merger

☐	Liquidation

☐	Abandonment of Registration

(Note: Abandonments of Registration answer only question 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: Registrant is Phoenix Multi-Portfolio Fund. Series of Registrant are as follows:

Phoenix Tax-Exempt Bond Fund

Phoenix International Strategies Fund

Phoenix Emerging Markets Bond Fund

Phoenix Real Estate Securities Fund

3.	Securities and Exchange Commission File No.: 811-05436

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☑   Initial Application         ☐   Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

101 Munson Street, Greenfield, MA 01301-9668

Mailing Address: 56 Prospect Street, P O Box 150480, Hartford, CT 06115-0480

6.

Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form: Kevin J. Carr, Vice President and Counsel, Phoenix Life Insurance Company, One American Row, Hartford, CT 06102 (860) 403-5246

7.

Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

NOTE:	Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

Secretary of the Fund:	Principal Underwriter, Administrator and Transfer Agent:
Kevin J. Carr, Esq.	Phoenix Equity Planning Corporation
One American Row	One American Row
P.O. Box 5056	P.O. Box 5056
Hartford, CT 06102-5056	Hartford, CT 06102-5056
(860) 403-5000	(860) 403-5000

Investment Adviser:	Custodian and Dividend Dispersing Agent:
Phoenix Investment Counsel, Inc.	State Street Bank and Trust Company
56 Prospect Street	225 Franklin Street
P.O. Box 150480	Boston, MA 02110
Hartford, CT 06115-0480	(617) 985-6254
(860) 403-5000

Investment Subadvisers:
Acadian Asset Management, Inc.
One Post Office Square, 20th Floor
Boston, MA 02109
(617) 850-3500

Duff & Phelps Investment Management Co.
55 East Monroe Street
Chicago, IL 60603
(312) 697-4600

Halbis Capital Management (USA) Inc.
452 Fifth Avenue - 18th Floor
New York, NY 10018
(212) 525-3100

New Star Institutional Managers Limited
1 Knightsbridge Green
London, United Kingdom, SW1X 7NE
+44 (0) 20 7225 9200

Aberdeen Asset Management Inc. (formerly, Aberdeen Fund Managers, Inc.)
300 S.E. 2nd Street, Suite 820
Fort Lauderdale, FL 33301
(866) 392-2626

8.	Classification of fund (check only one):

☑	Management company;

☐	Unit investment trust; or

☐	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☑   Open-end         ☐    Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Adviser: Phoenix Investment Counsel, Inc., 56 Prospect Street, Hartford, CT 06115

Subadvisers:

Acadian Asset Management, Inc., One Post Office Square, 20th Floor, Boston, MA 02109

Duff & Phelps Investment Management Co., 55 East Monroe St., Chicago, IL 60603

Halbis Capital Management (USA) Inc., 452 Fifth Ave., 18th Floor, New York, NY 10018

New Star Institutional Managers Limited, 1 Knightsbridge Green, London, UK SW1X 7NE

Aberdeen Asset Management Inc. (formerly, Aberdeen Fund Managers, Inc.), 300 S.E. 2nd St., Suite 820, Fort Lauderdale, FL 33301

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Phoenix Equity Planning Corporation, 56 Prospect Street, Hartford, Connecticut 06115

13.	If the fund is a unit investment trust (“UIT”) provide: Not Applicable

(a)	Depositor’s name(s) and address(es):

(b)	Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐ Yes         ☑   No

If Yes, for each UIT state:

Name(s):

File No.: 811-

Business Address:

15. (a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☑   Yes         ☐   No

If Yes, state the date on which the board vote took place:

The merger of Phoenix Tax-Exempt Bond Fund was approved on July 28, 2006.

The mergers of Phoenix International Strategies Fund, Phoenix Emerging Markets Bond Fund and Phoenix Real Estate Securities Fund were approved on May 31, 2007.

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☐   Yes         ☑   No

If Yes, state the date on which the shareholder vote took place:

If No, explain:

Registrant is a Delaware statutory trust. Section 3815(a) of the Delaware Statutory Trust law provides that “[u]nless otherwise provided in the governing instrument of a statutory trust, a merger or consolidation shall be approved by each statutory trust which is to merge or consolidate by all of the trustees and the beneficial owners of such statutory trust.” The Agreement and Declaration of Trust for Registrant provides in Article VIII Section 3, Reorganization, that the “Trustees may, without the approval of Shareholders unless such approval is required by applicable law . . . (i) cause the Trust or any Series to merge or consolidate with or into, or sell substantially all of its assets to, one or more trusts (or series thereof to the extent permitted by law).” Therefore, the Registrant’s governing documents provide, as permitted by Delaware law, that shareholder approval need not be obtained for fund mergers, unless such approval is required by another applicable law.

Each series of Registrant merged into an affiliated fund. Rule 17a-8 of the 1940 Act provides that certain mergers between affiliates are exempt from Sections 17(a)(1) and (2) of the 1940 Act and may be effected without shareholder approval if:

(i) no policy of the merging company for which a change would require a shareholder vote under Section 13 of the 1940 Act (Changes in Investment Policy), is materially different from a policy of the surviving company;

(ii) no advisory contract for the merging company is materially different from an advisory contract of the surviving company, except for the identity of the investment companies as a party to the contract (e.g. an increase in the advisory fee would require shareholder approval);

(iii) disinterested trustees, who were elected by shareholders, of the merging company will comprise a majority of the disinterested trustees of the surviving company; and

(iv) the surviving company’s 12b-1 fees are not greater than the 12b-1 fees authorized to be paid by the merging company.

In other words, shareholder approval for certain affiliated mergers under Rule 17a-8 is not required, unless changes to the merging company would have required a shareholder vote pursuant to the 1940 Act in a non-merger context. Therefore, Delaware law and Rule 17a-8 of the 1940 Act permit the certain affiliated mergers without shareholder approval. All of the required elements were present in the mergers of the series of Registrant, so shareholder approval was not required.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☑	Yes ☐ No

(a)	If Yes, list the date(s) on which the fund made those distributions:

Phoenix Tax-Exempt Bond Fund: October 20, 2006

Phoenix Emerging Markets Bond Fund and Phoenix Real Estate Securities Fund:

June 27, 2007

Phoenix International Strategies Fund: September 24, 2007

(b)	Were the distributions made on the basis of net assets?:

☑	Yes ☐ No

(c)	Were the distributions made pro rata based on share ownership?

☑	Yes ☐ No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only: Not applicable.

Were any distributions to shareholders made in kind?

☐	Yes ☐ No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only: Not applicable.
Has the fund issued senior securities?

☐	Yes ☐ No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☑	Yes ☐ No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐	Yes ☑ No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

☐	Yes ☑ No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

☐     Yes     ☐     No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐	Yes ☑ No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a) List the expenses incurred in connection with the Merger or Liquidation:

	Tax-Exempt Bond Fund	International Strategies Fund	Emerging Markets Bond Fund	Real Estate Securities Fund
(i) Legal expenses:	$27,152.00*	$401.47	$0	$6,237.86
(ii) Accounting expenses:	$0*	$892.32	$984.40	$884.40
(iii) Other expenses:
Printing:	$0*	$7,960.34	$5,939.38	$96,949.77
Registration:	$0*	$9,726.30	$11,243.82	$19,742.66
(iv) Total expenses:	$27,152.00*	$18,980.43	$18,167.60	$123,814.69

* Paid by Phoenix Investment Counsel Inc.

(b)	How were those expenses allocated?

Legal and printing expenses were either fund-specific or allocated among funds according to assets; registration expenses were either fund-specific costs or allocated among funds according to assets. Accounting expenses were fund-specific.

(c)	Who paid those expenses?

Expenses related to the merger of Phoenix Tax-Exempt Bond Fund were paid by Phoenix Investment Counsel Inc. Expenses related to the mergers of Phoenix International Strategies Fund, Phoenix Emerging Markets Bond Fund and Phoenix Real Estate Securities Fund were paid by the respective surviving fund in each case.

(d)	How did the fund pay for unamortized expenses (if any)? Not applicable.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐	Yes ☑ No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐     Yes     ☑     No

If Yes, describe the nature of any litigation or proceeding any the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐     Yes     ☑     No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a) State the name of the fund surviving the Merger:

Merged Fund	Surviving Fund	Surviving Registrant
Phoenix Tax-Exempt Bond Fund	Phoenix Insight Tax-Exempt Bond Fund	Phoenix Insight Funds Trust
Phoenix International Strategies Fund	Phoenix International Strategies Fund	Phoenix Opportunities Trust
Phoenix Emerging Markets Bond Fund	Phoenix Emerging Markets Bond Fund	Phoenix Opportunities Trust
Phoenix Real Estate Securities Fund	Phoenix Real Estate Securities Fund	Phoenix Opportunities Trust

(b)	State the Investment Company Act file number of the fund surviving the Merger:

Phoenix Insight Funds Trust: 811-07447

Phoenix Opportunities Trust: 811-07455

(c)

If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed: The Agreement and Plan of Reorganization for Phoenix Tax-Exempt Bond Fund was filed on October 10, 2006, accession number 0000949377-06-000864, on Form 497 by Phoenix Insight Funds Trust.

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form. An Agreement and Plan of

Reorganization for each of Phoenix International Strategies Fund, Phoenix Emerging Markets Bond Fund and Phoenix Real Estate Securities Fund, each dated May 31, 2007, is attached as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Phoenix Multi-Portfolio Fund, (ii) he is the President of Phoenix Multi-Portfolio Fund, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

(Signature)

/s/ George R. Aylward
George R. Aylward